04039195

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried Non-Bargained Hourly Employees
Exact name of registrant as specified in charter

0001159297
Registrant CIK Number

11-K For 12/31/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-31215
~~333-81636~~
SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, ~~June~~ July 23 2004.

MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried And Non-Bargained Hourly Employees
(Registrant)

By [signature]
Peter H. Vogel, Jr.
Chairman of the Benefit Plans Investment Policy Committee,
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2003

MEADWESTVACO CORPORATION
SAVINGS AND EMPLOYEE STOCK OWNERSHIP
PLAN FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, Connecticut 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees ("Plan"):

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
The Turning Basin Building
111 Virginia Street, Suite 300
Richmond VA 23219-4123
Telephone (804) 697 1900
Facsimile (804) 697 1901

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee Stock
Ownership Plan for Salaried and Non-Bargained Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan For Salaried and Non-Bargained Hourly Employees (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Richmond, Virginia
June 18, 2004

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002
Investments:		
Investment in the MeadWestvaco Corporation Master Trust, at fair value	$831,936,228	$695,648,537
Receivables:		
Employer's contribution	276,922	-
Participants' contribution	43,875	-
Total receivables	320,797	-
Net assets available for benefits	$832,257,025	$695,648,537

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2003
Additions:	
Interest in net earnings (losses) of MeadWestvaco Corporation Master Trust	$137,202,915
Contributions:	
Participants	55,387,571
Employer	20,653,238
Total additions	213,243,724
Deductions:	
Withdrawals and distributions to participants	(77,055,796)
Transfers in	420,560
Net increase in assets	136,608,488
Net assets available for benefits:	
Beginning of year	695,648,537
End of year	$832,257,025

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan:

Organization and Administration

The Westvaco Corporation Employee Stock Ownership Plan for Salaried Employees is a defined contribution plan which was approved by the Board of Directors of Westvaco Corporation (the "Company") and went into effect on April 1, 1968. On December 31, 2002, the accounts of the salaried and non-bargained hourly participants of The Mead 401(k) Plan, a related party, were transferred into the Plan. Assets transferred totaled $356,459,792. Mead 401(k) Plan participant accounts were either transferred in-kind or liquidated with the proceeds invested in similar funds. The transfer did not affect participant status. With the merger, effective December 31, 2002, the Plan name was changed to the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees (the "Plan") and the Plan year-end was changed from September 30 to December 31. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of the Company. Plan participants should refer to the Plan Document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Vesting

Generally, all MeadWestvaco Corporation salaried and non-bargained hourly employees are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Note 1 - Continued

Contributions

Any eligible salaried and non-bargained hourly employee can make monthly contributions to the Plan of up to 50% of his or her salary in increments of 1%. Contributions may be (1) before-tax, i.e., contributions are not considered to be current taxable income of the contributing participant, (2) after-tax which are considered to be current taxable income of the contributing participant; or (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service (IRS) as to the percentage of salary that they can defer. The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account (IRA) into which the employee had already deposited such funds. Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations.

The Company makes monthly contributions at the rate of 100% of the first 3% of eligible compensation, plus 50% of the next 2% of eligible compensation, contributed by participants. The Board of Directors of the Company may adjust the match percentage and any additional Company contributions at its discretion. Company contributions are invested in the MeadWestvaco Stock Fund. The Company made no additional discretionary contributions during the plan year.

Investments and Account Balances

Plan participants who contribute to the Plan may choose from among twenty-four funds in which to invest. The Master Trust, which was established on May 1, 1999, holds the assets of the Plan and the Company's Savings and Employee Stock Ownership Plan for Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. The Plan allows for diversification, within limits, of Company contributions to the MeadWestvaco Stock Fund beginning at age 55.

Note 1 - Continued

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both.

In-service withdrawals may be taken at any time while employed by the Company. In-service withdrawals can come from: a) after-tax rollover account; b) after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched will not be eligible for withdrawal for a period of 24 months following their investment in the Plan; c) before-tax rollover account; d) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of the Mead Corporation before January 1, 2003, and e) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Internal Revenue Code (IRC) of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal.

Note 1 - Continued

Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested amounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70 ½. Terminated employees who leave their account balances in the Plan may later take partial distributions on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.

Transfers

Transfers for 2003 are due to employees moving to the Plan from the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees.

Loans

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. Prior to October 1, 1997, the Trustee obtained funds for loans to participants from other lending institutions.

For loans issued on or after October 1, 1997, a participant's vested accounts in the Plan are the source of the funds for a loan. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested accounts.

Note 1 - Continued

Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Employees of Westvaco Corporation who had three loans outstanding prior to January 1, 2003, may continue to repay all three loans under the original terms. Once one loan is paid off, the two-loan limit will apply.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies:

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates

In accordance with accounting principles generally accepted in the United States of America, the preparation of financial statements requires estimates and assumptions that affect the reported amounts of some assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Note 2 - Continued

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. The allocation percentage of these earnings is calculated on the monthly value determination date by dividing the current plan's fund balance, by the consolidated fund balance of both plans participating in the Master Trust. Following such determination, each plan is credited with the proportionate allocation of the earnings.

Security Transactions and Valuations

Security transactions of the Master Trust are accounted for on the trade date. Investments in the Company's stock are valued at the closing price on the valuation date as reported on the New York Stock Exchange. Investments in mutual funds listed on national securities exchanges are valued at the last reported sales price on composite listings on the valuation date. Fixed income securities which are actively traded are valued at the closing sale or bid price on the valuation date. Investments in common collective trusts are stated at net asset value. Short term investments are valued at cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Participant loans are valued at the face value of the loan, which approximates fair value.

Note 2 - Continued

Participant Account Valuation

Participant account balances are valued under the Unit Value Accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. This number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Risks and Uncertainties

The Plan provides for various fund investment options in stocks, bonds, money market, and fixed income securities as well as direct common stock investments. Underlying investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid. Distributions from the mutual funds are made in cash. Distributions from the MeadWestvaco Stock Fund are made in cash or shares of the Company's stock at the election of the participant. Distributions are based on the market value of the participant's account as of the valuation date.

Note 2 - Continued

Expenses

Trustee fees and expenses, audit fees, and blanket fidelity insurance are paid by the Company. Administrative expenses are paid by the Company, subsidized by adjustments to the NAV of certain funds. Expenses related to the purchase and sale of securities including commissions, fees and stock transfer taxes are paid by the Master Trust and are netted with the cost of purchases or the proceeds from sales.

Note 3 - Federal Income Tax Status:

The IRS has determined and informed the Company by a letter dated August 18, 1998 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the most recent determination letter, the Plan Administrator believes the Plan and Master Trust are currently designed and being operated in compliance with the requirements for income tax exemption under the IRC. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements. The Company has applied for a determination letter for the Plan.

Note 4 - Investments:

The following investments represent five percent or more of the Plan's net assets as of December 31, 2003 and December 31, 2002:

	December 31, 2003	December 31, 2002
Investment in the Master Trust	$831,936,228	$695,648,537

Note 5 - Investment in the Master Trust:

At December 31, 2003, the Plan's specific interest in the net assets of the Master Trust was 71.2% (73.15% at December 31, 2002). Net assets of the Master Trust at December 31, 2003 and December 31, 2002, at fair value, are as follows:

	December 31, 2003	December 31, 2002
Common Stock - MeadWestvaco (December 31, 2003: 19,395,008 shares; December 31, 2002: 21,205,285 shares)	$ 577,001,488	$523,982,395
Short-term investments	9,882,356	14,748,194
Mutual funds	337,640,959	381,993,837
Common collective trusts	205,461,824	-
Participant loans	36,547,031	30,298,515
Total investments	1,166,533,658	951,022,941
Income receivable	218,146	-
Total assets	$1,166,751,804	$951,022,941

Participant loans related to the Plan that were included in Master Trust assets totaled $18,160,876 and $14,824,788 at December 31, 2003 and 2002, respectively.

The net earnings in the Master Trust during the year ended December 31, 2003 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$ 27,187,870
Net appreciation in fair value of investments:	
Common stock - MeadWestvaco	100,444,070
Mutual funds	53,946,163
Common collective trusts	7,077,924
Net earnings of the Master Trust	$188,656,027

Note 6 - Non-Participant Directed Investments of the Master Trust:

Information about the net assets and the significant components of the change in net assets relating to the non-participant directed investments at December 31, 2003 and 2002, and for the year ended December 31, 2003 are as follows:

	December 31, 2003	December 31, 2002
Net assets:		
Short term investments	$ 9,882,356	$ 14,748,194
Common stock - MeadWestvaco	577,001,487	523,982,395
Net assets available for benefits	$586,883,843	$538,730,589
Changes in net assets:		
Contributions	$ 45,470,246	
Dividend and interest income	19,078,623	
Net appreciation in fair value	100,444,070	
Transfers out	(63,965,848)	
Total additions	101,027,091	
Withdrawals and distributions	(52,873,837)	
Total deductions	(52,873,837)	
Net increase in assets	$ 48,153,254	

Note 7 - Related Party:

Certain Plan investments are shares of mutual funds managed by The Northern Trust Company ("Northern Trust"). Northern Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were no purchases of shares of MeadWestvaco common stock for the year ended December 31, 2003. Distributions of 1,810,277 shares of MeadWestvaco common stock by the Master Trust totaled $47,856,237 for the year ended December 31, 2003.

Note 8 - Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500. There were no reconciling items at December 31, 2002.

	December 31, 2003
Net assets available for benefits per the financial statements	$832,257,025
Amounts allocated to withdrawing participants	(217,911)
Net assets available for benefits	$832,039,114

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500.

Benefits paid to participants per the Financial Statements	$(77,055,796)
Amounts allocated to withdrawing participants at December 31, 2003	(217,911)
Benefits paid to participants per Form 5500	$(77,273,707)

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81636 and No. 333-116862) of MeadWestvaco Corporation of our report dated June 18, 2004 relating to the financial statements of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Richmond, Virginia
July 22, 2004

<u>SIGNATURES</u>

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED AND NON-BARGAINED HOURLY EMPLOYEES

By Peter H. Vogel, Jr.
Peter H. Vogel, Jr.
Chairman of the Benefit Plans Investment Policy Committee

By Maria P. Rasmussen
Maria P. Rasmussen
Chairperson of the Benefit Plans Administration Committee

By Eric J. Lancellotti
Eric J. Lancellotti
Plan Administrator

Date: July 23, 2004